

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 26, 2011

VIA U.S. MAIL AND FACSIMILE

Frank J. Julian
Associate General Counsel
Jackson National Life Insurance Company
1 Corporate Way
Lansing, Michigan 48951

      Re: Jackson National Separate Account - I
             Initial Registration Statement on Form N-4
             <u>File Nos. 333-176619; 811-08664</u>

             JNLNY Separate Account I
             Initial Registration Statement on Form N-4
             <u>File Nos. 333-177298; 811-08401</u>

Dear Mr. Julian:

The staff has reviewed the above-referenced registration statements, which the Commission received on September 1, 2011 (Jackson National Separate Account – I) ("Jackson National") and October 13, 2011 (JNLNY Separate Account I). We provided the registration statements a full review. Based on our review, we have the following comments on these filings. Unless otherwise noted, page numbers refer to the courtesy copy of the Jackson National prospectus provided to the staff. Also, unless otherwise noted, the comments listed herein apply to both filings.

1. **General**

a. Please note that each filing has material information, including the final list of the portfolio companies and their related fees and charges, missing. Please confirm that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration statement.

b. Please confirm supplementally that the contract name on the front cover page of each prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

c. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

d. The term "Fund" is capitalized and is used throughout the prospectus, but is not defined. For clarity, please define this term in the Glossary.

e. The prospectus contains a great deal of disclosure regarding the one-year Fixed Account Option. However, this feature is not currently offered. Therefore, please remove this disclosure from the prospectus.

f. *Jackson National only:* Please confirm supplementally that all material state-required variations to the terms described in this prospectus are disclosed therein.

2. Cover Page

Please revise the Commission Legend to make it more consistent with rule 481(b)(1) under the Securities Act of 1933.

3. Table of Contents *(Jackson National only)*

a. Under "Contract Charges," please add a separate subheading for the section addressing the Liquidity Option charge.

b. Under "Access to Your Money," please add a separate subheading for the section addressing the Liquidity Option.

4. Glossary (p. 1)

Good Order: Either in the glossary or elsewhere in the prospectus, please provide more detail regarding the "administrative requirements" that must be met in order to satisfy the "good order" requirement. For example, if any required documentation must be mailed to a specific address, please so specify.

5. Fees and Expenses Tables (pp. 4-7)

a. *Owner Transaction Expenses (p. 4)(Jackson National only):* Please remove the line item describing the "Commutation Fee," as this fee applies to the annuitization phase of the Contract and therefore is not an appropriate charge for inclusion in this table.

b. *Periodic Expenses/Optional Benefit Charge (p. 5):* Please clarify what the Liquidity Option charge is a percentage of (*i.e.*, average Separate Account Contract Value). In addition, please consider using the term "Separate Account Contract Value" throughout the prospectus to refer to the basis of the charge.

c. *Periodic Expenses/Administration Charge (p. 5, fn. 6):* Please clarify the date as of which the Administration Charge will be reinstated if the Contract Value drops below $1 million. (For example, would the charge be reinstated as of the most recent Contract Quarterly Anniversary?)

d. *Individual Fund fee table (p. 6):*

i. Please remove footnotes A, B, and C as these footnotes are not permitted nor required by Item 3 of Form N-1A.

ii. With respect to footnote D, please clarify whether the reference to the "current prospectus" refers to the fund prospectus or the product prospectus. If the former, please note that only contractual waivers that extend one year from the effective date of the product's registration statement can be reflected in the individual fund fee table and its footnotes. *See* Item 3, instr. 3(e) of Form N-1A.

e. *Example (p.7):*

i. Please confirm supplementally that the fee waiver for the JNL/WMC Money Market Fund (as well as any fee waiver applicable to any other subsequently-added Fund) is only reflected for the term of the waiver (*i.e.*, one year from the date of the current Prospectus).

ii. Please clarify the narrative to the expense example to note that the Liquidity Option will only be reflected where the contract with the Liquidity Option is the most expensive combination of expenses. For example, the Liquidity Option would not be reflected in the example reflecting the surrender in years 1 and 3; instead, the withdrawal charge should be reflected.

6. Contract Charges (pp. 14-16)

a. *Withdrawal Charge (pp. 14-16):* According to the prospectus, each premium payment appears to have its own Withdrawal Charge schedule. Please clarify this in the disclosure. In addition, please make a corresponding change in footnote 1 to the fee table.

b. *Liquidity Option (p. 16):* Please specify in this section that the charge applies until annuitization, regardless of whether the investor takes any withdrawals. In addition, for clarity, please consider replacing the phrase "the average net asset value of your allocations to the Investment Divisions" with the defined term "Separate Account Contract Value".

7. Allocations of Premium (p. 19)

In the first paragraph of this section, please explain what the "minimum allocation rules" refer to.

8. Transfers and Frequent Transfer Restrictions (pp. 20-22)

Please disclose any minimum dollar amount applicable to transfers of Contract Value.

9. Income Payments (pp. 24-25)

a. *General (p. 24):* Please clarify which of the two options (*i.e.*, variable income payments or fixed income payments) is the default annuitization option.

b. *Income Options (p. 25 (Jackson National only)):* The descriptions of Income Option 3 and Income Option 4 both state that a lump sum may be requested by the Contract Owner, but do not refer to the Commutation Fee discussed at page 16 of the prospectus. For consistency, please clarify in this section that choosing a lump sum payout will result in a charge for a "Commutation Fee," and provide a cross-reference to the discussion of the fee on page 16.

10. Statement of Additional Information ("SAI") Table of Contents (p. 34)

Please include a section for the financial statements of the Registrant, as required by Item 23 of Form N-4.

11. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that
- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statements. If you believe that you do not need to amend the registration statements in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statements, they will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statements. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statements, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

Deborah D. Skeens
Senior Counsel
Office of Insurance Products